Exhibit 99.1

Verastem Oncology Reports First Quarter 2018 Financial Results

BOSTON, MA – May 3, 2018 - Verastem, Inc. (NASDAQ: VSTM) (Verastem Oncology or the Company), focused on developing and commercializing drugs to improve the survival and quality of life of cancer patients, today reported financial results for the quarter ended March 31, 2018 and provided an overview of certain corporate developments.

“We’ve had a strong start to 2018, highlighted foremost by the acceptance of our duvelisib New Drug Application (NDA) by the U.S. Food and Drug Administration (FDA), including the receipt of Priority Review with an assigned target action date of October 5, 2018.  This is exciting news for patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL)  and follicular lymphoma (FL),” said Robert Forrester, President and Chief Executive Officer of Verastem Oncology. “As we await the upcoming FDA review decision for duvelisib, we are building our U.S. commercial capabilities for our potential product launch in 2018.  We are assembling a world-class commercial team, led by our Chief Commercial Officer, Joseph Lobacki, the former Chief Commercial Officer of Medivation, who has demonstrated success in commercializing oncology drugs.”

Mr. Forrester added, “Yesterday, at our Analyst and Investor Day event in New York City, several key opinion leaders in the hematologic oncology field, including Drs. Jennifer Brown, Ian Flinn, Steven Horwitz, Brian Koffman and Lori Kunkel, joined Mr. Lobacki for an in-depth discussion regarding the unmet need among CLL/SLL and FL patients, where phosphoinositide-3-kinase (PI3K) inhibitors fit into the treatment paradigm, and the growing opportunity for duvelisib in CLL/SLL and FL, and beyond.”

First Quarter 2018 and Recent Highlights:

Duvelisib

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Duvelisib NDA Accepted by FDA with Priority Review – In April 2018, Verastem Oncology announced that the FDA accepted the duvelisib NDA for filing with Priority Review, with a target action date of October 5, 2018. In the accepted NDA, the Company is seeking full approval for duvelisib, its first-in-class investigational oral dual inhibitor of PI3K-delta and PI3K-gamma, for the treatment of relapsed or refractory CLL/SLL and accelerated approval for the treatment of relapsed or refractory FL.  The duvelisib NDA is supported by clinical data from the randomized Phase 3 DUO™ study evaluating duvelisib as a monotherapy in patients with relapsed or refractory CLL/SLL, as well as the Phase 2 DYNAMO™ study evaluating patients with indolent non-Hodgkin lymphoma that are double-refractory to both rituximab and chemotherapy or radioimmunotherapy.  Both DUO and DYNAMO achieved their primary endpoints.

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Hosted Analyst and Investor Day Highlighting Commercial Potential of Duvelisib – In early May 2018, Verastem Oncology hosted an Analyst and Investor Day in New York City titled, “Duvelisib: Harnessing the Power of Dual PI3K Inhibition.” Several key opinion leaders in the hematologic oncology field joined the Verastem Oncology executive leadership team for an in-depth discussion regarding the unmet need among CLL/SLL and FL patients, where PI3K-delta and PI3K-gamma inhibitors fit into the treatment paradigm, and the growing opportunity for duvelisib in CLL/SLL and FL, and beyond.  The Company also provided an overview of its duvelisib commercial strategy and initiatives.  An archived webcast of the event is available on the “Events & Presentations” page in the “Investors” section of the Company’s website at www.verastem.com.

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Preclinical Duvelisib Data in Combination with Immunotherapy Presented at the American Society of Clinical Oncology Clinical Immuno-Oncology Symposium (ASCO-SITC) – In January 2018, the Company presented a poster at ASCO-SITC entitled “Dual PI3K-δ,γ Inhibitor Duvelisib Reduces Immunosuppressive Tregs and Myeloid Cells, Enhancing Efficacy of Checkpoint and Co-Stimulatory Antibodies in a B Cell Lymphoma Model,” which highlighted the potential synergistic effects of duvelisib in combination with immune checkpoint or co-stimulatory antibodies in B-cell lymphoma.  The poster is available on the “Publications” page in the “Media” section of the Company’s website at www.verastem.com.

Corporate and Financial

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“Verastem Oncology” – In May 2018, the Company announced that it had changed its name to “Verastem Oncology” to reinforce its commitment to developing and commercializing treatment options for patients battling cancer.

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Joseph Lobacki Appointed as Chief Commercial Officer – In January 2018, Joseph Lobacki was appointed as Verastem Oncology’s Executive Vice President and Chief Commercial Officer. Mr. Lobacki most recently served as the Chief Commercial Officer and Executive Council Member at Medivation and has previously held senior-level commercial positions at Micromet Inc. and Genzyme Corporation. Mr. Lobacki will lead Verastem Oncology’s commercial strategy and preparation for the potential launch of duvelisib.

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Key Leadership Roles Filled – During the first quarter of 2018, Verastem Oncology hired key senior leadership team members in medical affairs, market access and sales management, including the appointment of Dr. Nadeem Mirza, as Vice President of Medical Affairs. Dr. Mirza most recently served as the Global Head Hematology, Global Medical Affairs at AbbVie Oncology.

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Increased Debt Facility to up to $50.0 Million – In January 2018, Verastem Oncology amended its loan and security agreement with Hercules Capital, Inc., increasing its existing potential borrowing limit under the loan facility from up to $25.0 million to up to $50.0 million, subject to certain conditions of funding. Any additional proceeds received under the increased loan facility will be used to support the Company’s ongoing development programs, including regulatory and commercialization activities for duvelisib, and for general corporate purposes.

First Quarter 2018 Financial Results

Net loss for the three months ended March 31, 2018 (2018 Quarter) was $21.1 million, or $0.41 per share, as compared to a net loss of $13.0 million, or $0.35 per share, for the three months ended March 31, 2017 (2017 Quarter). Net loss includes non-cash stock-based compensation expense of $1.3 million and $1.2 million for the 2018 Quarter and 2017 Quarter, respectively.

Research and development expense for the 2018 Quarter was $10.9 million compared to $8.4 million for the 2017 Quarter. The $2.5 million increase from the 2017 Quarter to the 2018 Quarter was primarily related to an increase of $1.1 million in contract research organization expense for outsourced biology, development and clinical services, which includes our clinical trial costs, an increase of $0.9 million in personnel related costs, an increase of $0.2 million in stock-based compensation expense, and an increase in consulting fees of $0.2 million.

General and administrative expense for the 2018 Quarter was $9.8 million compared to $4.8 million for the 2017 Quarter.  The increase of $5.0 million from the 2017 Quarter to the 2018 Quarter primarily resulted from increases in consulting and professional fees of $2.5 million, including $1.8 million related to commercial launch preparation, and personnel related costs of $2.0 million.

As of March 31, 2018, Verastem Oncology had cash and cash equivalents of $64.2 million compared to $86.7 million of cash, cash equivalents and investments as of December 31, 2017.  From April 1, 2018 to May 3, 2018, the Company sold 5,903,073 shares of common stock under its at-the-market equity offering program (ATM) for net proceeds of approximately $21.9 million (after deducting commissions and other offering expenses).  Giving effect to these sales under the ATM, the Company’s pro forma cash and cash equivalents balance at March 31, 2018 is approximately $86.1 million.

The number of outstanding common shares as of March 31, 2018, was 50,967,973.

Financial Guidance

Based on the Company’s current operating plans, it expects to have sufficient cash and cash equivalents to fund operations into 2019.

About Duvelisib

Duvelisib is a first-in-class investigational oral, dual inhibitor of phosphoinositide 3-kinase (PI3K)-delta and PI3K-gamma, two enzymes known to help support the growth and survival of malignant B-cells and T-cells. PI3K signaling may lead to the proliferation of malignant B- and T-cells and is thought to play a role in the formation and maintenance of the supportive tumor microenvironment.1,2,3 Duvelisib was evaluated in late- and mid-stage extension trials, including DUO™, a randomized, Phase 3 monotherapy study in patients with relapsed or refractory chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL),4 and DYNAMO™, a single-arm, Phase 2 monotherapy study in patients with refractory indolent non-Hodgkin lymphoma (iNHL).5 Both DUO and DYNAMO achieved their primary endpoints.  Verastem Oncology’s New Drug Application (NDA) requesting the full approval of duvelisib for the treatment of patients with relapsed or refractory CLL/SLL, and accelerated approval for the treatment of patients with relapsed or refractory follicular lymphoma (FL) was accepted for filing by the U.S. Food and Drug Administration (FDA), granted Priority Review and assigned a target action date of October 5, 2018.  Duvelisib is also being developed by Verastem Oncology for the treatment of peripheral T-cell lymphoma (PTCL), and is being investigated in combination with other agents through investigator-sponsored studies.6 Information about duvelisib clinical trials can be found on www.clinicaltrials.gov.

About Defactinib

Defactinib is an investigational inhibitor of focal adhesion kinase (FAK), a non-receptor tyrosine kinase that mediates oncogenic signaling in response to cellular adhesion and growth factors.7 Based on the multi-faceted roles of FAK, defactinib is used to treat cancer through modulation of the tumor microenvironment and enhancement of anti-tumor immunity.8,9 Defactinib is currently being evaluated in three separate clinical collaborations in combination with immunotherapeutic agents for the treatment of several different cancer types including pancreatic cancer, ovarian cancer, non-small cell lung cancer (NSCLC), and mesothelioma. These studies are combination clinical trials with pembrolizumab and avelumab from Merck & Co. and Pfizer/Merck KGaA, respectively.10,11,12 Information about these and additional clinical trials evaluating the safety and efficacy of defactinib can be found on www.clinicaltrials.gov.

About Verastem Oncology

Verastem, Inc. (NASDAQ:VSTM), operating as Verastem Oncology, is a biopharmaceutical company focused on developing and commercializing drugs to improve the survival and quality of life of cancer patients. Verastem Oncology is currently developing duvelisib, a dual inhibitor of PI3K-delta and PI3K-gamma, which has successfully met its primary endpoint in a Phase 2 study in indolent Non-Hodgkin Lymphoma (iNHL) and a Phase 3 clinical trial in patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL). Verastem Oncology’s New Drug Application (NDA) requesting the full approval of duvelisib for the treatment of patients with relapsed or refractory CLL/SLL, and accelerated approval for the treatment of patients with relapsed or refractory follicular lymphoma (FL) was accepted for filing by the U.S. Food and Drug Administration (FDA), granted Priority Review and assigned a target action date of October 5, 2018.  In addition, Verastem Oncology is developing the FAK inhibitor defactinib, which is currently being evaluated in three separate clinical collaborations in combination with immunotherapeutic agents for the treatment of several different cancer types, including pancreatic cancer, ovarian cancer, non-small-cell lung cancer (NSCLC), and mesothelioma. Verastem Oncology’s product candidates seek to treat cancer by modulating the local tumor microenvironment and enhancing anti-tumor immunity. For more information, please visit www.verastem.com.

Forward-looking statements notice:

This press release includes forward-looking statements about Verastem Oncology’s strategy, future plans and prospects, including statements regarding the development and activity of Verastem Oncology’s investigational product candidates, including duvelisib and defactinib, and Verastem Oncology’s PI3K and FAK programs generally, the structure of our planned and pending clinical trials, Verastem Oncology’s financial guidance and the timeline and indications for clinical development and regulatory submissions. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Each forward-looking statement is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statement. Applicable risks and uncertainties include the risks that approval of Verastem Oncology’s New Drug Application for duvelisib will not occur on the expected timeframe or at all, including by the U.S. Food and Drug Administration’s target action date; that a filing of a European Marketing Application may not be achieved in fiscal year 2018 or at all; that even if data from clinical trials is positive, regulatory authorities may require additional studies for approval and the product may not prove to be safe and effective; that the preclinical testing of Verastem Oncology’s product candidates and preliminary or interim data from clinical trials may not be predictive of the results or success of ongoing or later clinical trials; that the full data from the DUOTM study will not be consistent with the previously presented results of the study; that data may not be available when expected, including for the Phase 3 DUO study; that the degree of market acceptance of product candidates, if approved, may be lower than expected; that the timing, scope and rate of reimbursement for our product candidates is uncertain; that there may be competitive developments affecting our product candidates; that data may not be available when expected; that enrollment of clinical trials may take longer than expected; that our product candidates will cause unexpected safety events or result in an unmanageable safety profile as compared to their level of efficacy; that duvelisib will be ineffective at treating patients with lymphoid malignancies; that Verastem Oncology will be unable to successfully initiate or complete the clinical development and eventual commercialization of its product candidates; that the development and commercialization of Verastem Oncology’s product candidates will take longer or cost more than planned; that Verastem Oncology may not have sufficient cash to fund its contemplated operations; that Verastem Oncology or Infinity Pharmaceuticals, Inc. will fail to fully perform under the duvelisib license agreement; that Verastem Oncology may be unable to make additional draws under its debt facility or obtain adequate financing in the future through product licensing, co-promotional arrangements, public or private equity, debt financing or otherwise; that Verastem Oncology will not pursue or submit regulatory filings for its product candidates, including for duvelisib in patients with CLL/SLL or iNHL; and that Verastem Oncology’s product candidates will not receive regulatory approval, become commercially successful products, or result in new treatment options being offered to patients. Other risks and uncertainties include those identified under the heading "Risk Factors" in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 as filed with the Securities and Exchange Commission (SEC) on March 13, 2018 and in any subsequent filings with the SEC. The forward-looking statements contained in this press release reflect Verastem Oncology’s views as of the date hereof, and the Company does not assume and specifically disclaims any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law.

Verastem Oncology

Marianne M. Lambertson

Vice President, Corporate Communications

Investor Relations/Public Relations

+1 781-292-4273

mlambertson@verastem.com

References

1  Winkler D.G., Faia K.L., DiNitto J.P. et al. PI3K-delta and PI3K-gamma inhibition by IPI-145 abrogates immune responses and suppresses activity in autoimmune and inflammatory disease models. Chem Biol 2013; 20:1-11.

2  Reif K et al. Cutting Edge: Differential Roles for Phosphoinositide 3 kinases, p110-gamma and p110-delta, in lymphocyte chemotaxis and homing. J Immunol 2004:173:2236-2240.

3  Schmid M et al. Receptor Tyrosine Kinases and TLR/IL1Rs Unexpectedly activate myeloid cell PI3K, a single convergent point promoting tumor inflammation and progression. Cancer Cell 2011;19:715-727.

4 www.clinicaltrials.gov, NCT02004522

5 www.clinicaltrials.gov, NCT01882803

6 www.clinicaltrials.gov, NCT02783625, NCT02158091

7 Schaller M.D. and Parsons J.T. Focal adhesion kinase: an integrin-linked protein tyrosine kinase. Trends Cell Biol. 1993 3: 258-62.

8 Jiang H et al. Targeting focal adhesion kinase renders pancreatic cancers responsive to checkpoint immunotherapy. Nat Med 2016: Aug 22(8) 851-60.

9 Sulzmaier F.J. et al. FAK in cancer: mechanistic findings and clinical applications. Nature Rev Cancer. 2014 14: 598-610.

10 www.clinicaltrials.gov, NCT02546531

11 www.clinicaltrials.gov, NCT02943317

12 www.clinicaltrials.gov, NCT02758587

Verastem, Inc.

Condensed Consolidated Balance Sheets

(in thousands)

	March 31,	December 31,
	2018	2017
	(unaudited)
Cash, cash equivalents and investments	$64,215	$86,672
Prepaid expenses and other current assets	1,815	1,115
Property and equipment, net	1,003	861
Other assets	1,378	1,143
Total assets	$68,411	$89,791

Accounts payable and accrued expenses	$14,845	$17,128
Long-term debt	14,913	14,828
Other liabilities	101	151
Stockholders’ equity	38,552	57,684
Total liabilities and stockholders’ equity	$68,411	$89,791

Verastem, Inc.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three months ended March 31,
	2018	2017
Operating expenses:
Research and development	$10,934	$8,385
General and administrative	9,827	4,763
Total operating expenses	20,761	13,148
Loss from operations	(20,761)	(13,148)
Interest income	191	155
Interest expense	(480)	(12)
Net loss	$(21,050)	$(13,005)
Net loss per share—basic and diluted	$(0.41)	$(0.35)
Weighted-average number of common shares used in net loss per share-basic and diluted	50,835	36,992